FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                      No ☑

The following documents are attached as exhibits hereto and are incorporated herein by reference: (i) Third Supplemental Indenture, dated as of March 7, 2013, relating to the Roger Communications Inc.’s (the “Company”) 3.00% Senior Notes due 2023, among the Company, Rogers Communications Partnership (“RCP”), and The Bank of New York Mellon (the “Trustee”) and (ii) Fourth Supplemental Indenture dated as of March 7, 2013, relating to the Company’s 4.50% Senior Notes due 2043, among the Company, RCP and the Trustee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

	By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Executive Vice President and Chief Financial Officer
Date: March 7, 2013

ROGERS COMMUNICATIONS INC.

	By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Vice President, Treasurer
Date: March 7, 2013

Exhibit Index

Exhibit Number	Description of Document

99.1	Third Supplemental Indenture, dated March 7, 2013, among the Company, RCP and the Trustee
99.2	Fourth Supplemental Indenture, dated March 7, 2013, among the Company, RCP and the Trustee